UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003

OR

| |	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _________to______________

Commission file number 33-64647

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Tredegar Corporation 1100 Boulders Parkway Richmond, Virginia 23225

REQUIRED INFORMATION

      See Appendix 1.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN By: /s/ W. Hildebrandt Surgner, Jr. ————————————— W. Hildebrandt Surgner, Jr., Chairman Employee Savings Plan Committee

Dated: June 28, 2004

Appendix 1

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN

FINANCIAL REPORT DECEMBER 31, 2003

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator
Tredegar Corporation
      Retirement Savings Plan
Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of the Tredegar Corporation Retirement Savings Plan (Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Witt, Mares & Company, PLC

Richmond, Virginia
June 8, 2004

FINANCIAL STATEMENTS

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN Statements of Net Assets Available for Benefits December 31, 2003 and 2002

	2003	2002
ASSETS
Investments:
Money market funds	$ 419,517	$ 371,070
Common stocks	50,593,184	51,454,721
Actively managed commingled funds	38,453,673	27,047,762
Loans to participants	1,287,526	1,241,996

Total investments	90,753,900	80,115,549

Receivables:
Accrued interest and dividends	131,153	138,786
Due from broker for securities sold	33,994	29,732

Total receivables	165,147	168,518

Total assets	90,919,047	80,284,067

LIABILITIES
Accrued administrative fees	32,809	38,882
Cash overdraft	—	9,374

Total liabilities	32,809	48,256

Net assets available for benefits	$90,886,238	$80,235,811

The Notes to Financial Statements are an integral part of these statements. -2-

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2003 and 2002

	2003	2002
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest	$ 92,271	$ 105,583
Dividends	540,932	575,525
Net appreciation (depreciation) in fair value of investments	8,293,769	(16,602,941)

Total investment income	8,926,972	(15,921,833)

Contributions:
Employer	2,395,871	2,792,175
Participant	6,464,716	6,678,535
Rollover	153,712	1,808

Total contributions	9,014,299	9,472,518

Total additions	17,941,271	(6,449,315)

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Administrative expenses	22,594	147,495
Benefits paid to participating employees	7,268,250	12,335,505

Total deductions	7,290,844	12,483,000

NET INCREASE (DECREASE)	10,650,427	(18,932,315)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	80,235,811	99,168,126

End of year	$90,886,238	$ 80,235,811

The Notes to Financial Statements are an integral part of these statements. -3-

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN Notes to Financial Statements December 31, 2003 and 2002

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tredegar Corporation (Tredegar), which engages directly or through subsidiaries in plastics and aluminum businesses, is a Virginia corporation. Tredegar also operates a biotech business that is developing certain healthcare related technologies. The Tredegar Corporation Retirement Savings Plan (Plan) was adopted by the Board of Directors of Tredegar on June 14, 1989 and the Plan was effective as of July 1, 1989.

The Plan is subject to Titles I, II and III and is exempt from Title IV of the Employee Retirement Income Security Act of 1974 (ERISA). Title IV of ERISA provides for federally sponsored insurance for plans that terminate with unfunded benefits. No such insurance is provided to participants in this Plan; however, because the benefits that participants are entitled to receive are always equal to the value of their account balances, the Plan is always fully funded. The value of a participant’s account may change from time to time. Each participant assumes the risk of fluctuations in the value of his or her account.

The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Accordingly, actual results could differ from those estimates.

Security Valuation

Investments are stated at fair value determined as follows:

Money market funds – market price which is equivalent to cost

Common stocks – last published sale price on the New York Stock Exchange

Actively managed commingled funds – provided in the audited annual report of the Frank Russell Trust Company

(Continued) -4-

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN Notes to Financial Statements December 31, 2003 and 2002

NOTE 1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Security Transactions and Related Investment Income

Security transactions are accounted for on the trade date and dividend income is recorded as earned on the ex-dividend date. Interest income is recorded as earned on the accrual basis. In determining the realized net gain or loss on securities sold, the cost of securities is determined on an average cost basis. The Plan presents in the statements of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the change in unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2.	DESCRIPTION OF PLAN

The Plan is a defined contribution plan. Information regarding plan benefits and vesting is provided in the Plan and related documents, which are available at Tredegar’s main office at 1100 Boulders Parkway, Richmond, Virginia.

NOTE 3.	CONTRIBUTIONS AND INVESTMENT OPTIONS

As of December 31, 2003 and 2002, there were 2,077 and 2,205 employees, respectively, participating in the Plan. As of December 31, 2003 and 2002, 2,039 and 2,121 employees, respectively, were eligible to participate in the Plan.

Participants may contribute a percentage of his or her base pay (as defined) ranging from a minimum of 1% to a maximum of 15%. The contribution paid on behalf of the participant by Tredegar is generally 50% of each nonrepresented participant’s contribution up to 10%. Contributions made by Tredegar are invested in the Tredegar Corporation Common Stock Fund.

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers Tredegar stock and nine (9) actively managed commingled funds as investment options to participants. No additional contributions may be directed to Ethyl Corporation stock or Albemarle Corporation stock. These investment options were eliminated effective December 31, 2002, and balances in these investment options were transferred to the Domestic Conservative Balanced Fund during 2003.

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TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN Notes to Financial Statements December 31, 2003 and 2002

NOTE 4.	INVESTMENTS

The following table presents the fair value of investments as of December 31, 2003 and 2002.

	2003 (1)	2002 (1)

Money market funds – Frank Russell Trust Company Short-Term Investment Fund	$ 419,517	$ 371,070

Investments at fair value as determined by quoted market
price:
Common stocks:
Albemarle Corporation	—	515,230
Ethyl Corporation	—	54,451
Tredegar Corporation	50,593,184	50,885,040

	50,593,184	51,454,721

Actively managed commingled funds (2):
Frank Russell Investment Contract Fund, Class C	5,682,265	5,438,483
Frank Russell Global Balanced Fund, Class C	5,625,130	4,602,794
Frank Russell Equity I Fund, Class G	9,042,572	6,652,702
Frank Russell Small Capitalization Fund, Class D	3,529,126	2,110,108
Frank Russell Fixed Income I Fund, Class B	3,123,683	1,893,789
Frank Russell Domestic Conservative Balanced Fund, Class B	2,456,695	1,051,341
Frank Russell Aggressive Balanced Fund, Class B	2,902,587	1,690,113
Frank Russell 1000 Index Fund, Class A	4,860,871	2,869,302
Frank Russell All International Markets Fund, Class B	1,230,744	739,130

	38,453,673	27,047,762

Loans to participants	1,287,526	1,241,996

Total investments	$ 90,753,900	$ 80,115,549

(1)	Investments are carried in the statements of net assets available for benefits at fair value.

(2)	Investment values are based on the audited annual report of the Frank Russell Trust Company.

(Continued) -6-

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN Notes to Financial Statements December 31, 2003 and 2002

Note 4.	INVESTMENTS (Concluded)

During the years ended December 31, 2003 and 2002, the Plan’s investment portfolio (including investments bought, sold and held during the year) appreciated (depreciated) in value by $8,293,769 and $(16,602,941) as follows:

	2003	2002

Investments at fair value as determined by quoted market
price:

Common stocks	1,892,994	$ (12,966,562)

Investments at fair value as determined in the audited
annual report of the Frank Russell Trust Company:

Actively managed commingled funds	6,400,775	(3,636,379)

Net change in fair value	$ 8,293,769	$ (16,602,941)

-7-

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN Notes to Financial Statements December 31, 2003 and 2002

NOTE 5.	NONPARTICIPANT–DIRECTED INVESTMENTS

Information about the net assets available for benefits and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2003	2002

Net assets available for benefits:
Money market funds	$ 334,273	$ 364,423
Common stock	50,593,184	50,885,040
Accrued interest and dividends	131,076	135,781
Due from broker for securities sold	—	4,491

	$ 51,058,533	$ 51,389,735

Changes in net assets available for benefits:
Additions to net assets attributed to:
Investment income:
Interest	$ 40,840	$ 9,429
Dividends	540,932	556,836
Net appreciation (depreciation) in fair value of investments	1,886,490	(13,226,600)

	2,468,262	(12,660,335)

Contributions:
Employer	2,386,000	2,792,175
Participant	1,776,754	1,689,528
Rollover	6,017	40

	4,168,771	4,481,743

Total additions	6,637,033	(8,178,592)

Deductions from net assets attributed to:
Administrative expenses	18,732	125,599
Benefits paid to participating employees	3,471,737	5,525,919
Transfers to participant-directed investments	3,477,766	4,418,971

Total deductions	6,968,235	10,070,489

Net decrease	(331,202)	(18,249,081)

Net assets available for benefits:
Beginning of year	51,389,735	69,638,816

End of year	$ 51,058,533	$ 51,389,735

-8-

TREDEGAR CORPORATION RETIREMENT SAVINGS PLAN Notes to Financial Statements December 31, 2003 and 2002

NOTE 6.	FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed Tredegar by a letter dated September 7, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7.	ADMINISTRATIVE EXPENSES

The Plan is responsible for all trustee and investment management fees. Tredegar pays for all other administrative expenses up to an annual limit of $75,000. Any expenses in excess of this limit are paid by the Plan.

NOTE 8.	FORFEITURES

Employees who leave Tredegar before becoming fully vested in Tredegar contributions forfeit the value of their nonvested account. Forfeitures are applied against Tredegar’s contributions throughout the year. Forfeitures were $53,805 and $72,446 for the years ended December 31, 2003 and 2002, respectively.

NOTE 9.	PLAN TERMINATION

Although it has not expressed any intent to do so, Tredegar has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

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SUPPLEMENTARY INFORMATION

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

	Frank Russell Trust Company Short-Term Investment Fund	419,517 units	$ 419,517	$ 419,517

*	Tredegar Corporation common stock	3,257,771 shares	23,266,493	50,593,184

	Frank Russell Investment Contract Fund, Class C	443,096 shares	**	5,682,265

	Frank Russell Global Balanced Fund, Class C	478,734 shares	**	5,625,130

	Frank Russell Equity I Fund, Class G	1,169,802 shares	**	9,042,572

	Frank Russell Small Capitalization Fund, Class D	328,291 shares	**	3,529,126

	Frank Russell Fixed Income I Fund, Class B	216,022 shares	**	3,123,683

	Frank Russell Domestic Conservative Balanced Fund, Class B	207,842 shares	**	2,456,695

	Frank Russell Aggressive Balanced Fund, Class B	258,467 shares	**	2,902,587

	Frank Russell 1000 Index Fund, Class A	531,243 shares	**	4,860,871

	Frank Russell All International Markets Fund, Class B	101,212 shares	**	1,230,744

*	Participant loans	365 loans
		5.00% - 10.50%	**	1,287,526

	Total investments			$ 90,753,900

*	party-in-interest

**	cost omitted for participant-directed investments

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